AB 3/25



10036159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 22 2010
WASH., D.C.
200

SEC FILE NUMBER
8- 66905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E Iron Eagle Dr., Suite 105
(No. and Street)

Eagle (City) ID (State) 83616 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Carlson (208) 489-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DM-T
(Name – *if individual, state last, first, middle name*)

7307 N. Division Ste 222 (Address) Spokane (City) WA (State) 99208 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/CFO
Title

Notary Public


LEAH L. CRUZ
NOTARY
PUBLIC
STATE OF IDAHO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants


dm-t
decoria • maichel • teague

7307 N. Division, Suite 222
Spokane, Washington 99208

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
American Independent Securities Group, LLC

We have performed the procedures enumerated below which were agreed to by American Independent Securities Group, LLC (the "Company"), solely to assist you in evaluating the Company's compliance with the requirements of Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC") with respect to the accompanying schedule of the Securities Investor Protection Corporation Transitional Assessment Reconciliation of American Independent Securities Group, LLC for the period from April 1, 2009 to December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

As required by Rule 17a-5(e)(4) of the SEC, we have performed the following procedures:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

All of the agreed-upon procedures referred to above were performed without exception.

We were not engaged to nor did we conduct an examination, the objective of which would be the expression of an opinion on the accompanying schedule of Securities Investor Protection Corporation Transitional Assessment Reconciliation. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and stockholders of American Independent Securities Group, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and other regulatory agencies that rely on Rule 17a-5(e)(4) and is not intended to be and should not be used by anyone other than these specified parties.

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, WA
March 19, 2010

A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants


dm-t
decoria • maichel • teague

7307 N. Division, Suite 222
Spokane, Washington 99208

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
American Independent Securities Group, LLC

We have performed the procedures enumerated below which were agreed to by American Independent Securities Group, LLC (the "Company"), solely to assist you in evaluating the Company's compliance with the requirements of Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC") with respect to the accompanying schedule of the Securities Investor Protection Corporation Transitional Assessment Reconciliation of American Independent Securities Group, LLC for the period from April 1, 2009 to December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

As required by Rule 17a-5(e)(4) of the SEC, we have performed the following procedures:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

All of the agreed-upon procedures referred to above were performed without exception.

We were not engaged to nor did we conduct an examination, the objective of which would be the expression of an opinion on the accompanying schedule of Securities Investor Protection Corporation Transitional Assessment Reconciliation. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and stockholders of American Independent Securities Group, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and other regulatory agencies that rely on Rule 17a-5(e)(4) and is not intended to be and should not be used by anyone other than these specified parties.

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, WA
March 19, 2010